Filed Pursuant to Rule 424(b)(3)

Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 1 DATED MAY 19, 2021

TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our portfolio;

•	to disclose the transaction price for each class of our common stock as of June 1, 2021;

•	to disclose the calculation of our April 30, 2021 NAV per share for all share classes;

•	to provide an update on the status of our current public offering (the “Offering”); and

•	to disclose the exchange of the Class N shares of our common stock held by our directors and certain employees of the Adviser or its affiliates into Class E shares of our common stock.

Portfolio Update

For the month ended April 30, 2021, INREIT’s Class N NAV per share increased 0.04% from $27.56 as of March 31, 2021 to $27.57 as of April 30, 2021. This price movement was driven by (1) continued investor demand for healthcare, industrial and multifamily assets, and (2) a roll-forward of property cash flows, which include contractual increases in rental income. Portfolio-wide occupancy is approximately 97% and collections remain high.

Real estate fundamentals vary by sector but we expect continued strength in occupier demand across our healthcare, industrial and multifamily assets. Furthermore, we believe that capital markets should remain supportive for income-oriented assets, resulting in ample equity and debt market liquidity. We will closely monitor development activity that may increase real estate supply in the markets in which we invest and use caution when considering acquisitions in markets with low barriers to entry. Our pipeline remains focused on our long-term investment convictions, and we will generally selectively consider assets where the risk-return is compelling.

June 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2021 (and repurchases as of May 31, 2021) is as follows:

Transaction Price (per share)
Class T	$27.5657
Class S	$27.5657
Class D	$27.5657
Class I	$27.5657
Class E	$27.5657

As of April 30, 2021, we had not sold any Class T, Class S, Class D, Class I or Class E shares. As of April 30, 2021, all outstanding shares of our common stock were Class N shares. The transaction price for our Class T, Class S, Class D, Class I or Class E shares is based on our aggregate NAV per share as of April 30, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

April 30, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. Transactions or events have occurred since April 30, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2021.

Our total NAV presented in the following tables includes the NAV of our Class N common stockholders. The following table provides a breakdown of the major components of our total NAV as of April 30, 2021:

$ in thousands, except share data
Components of NAV	April 30, 2021
Investments in real estate	$138,613
Investments in real estate-related securities	4,913
Investments in unconsolidated entities	106,898
Cash and cash equivalents	1,717
Restricted cash	750
Other assets	1,247
Revolving credit facility	(80,000)
Other liabilities	(1,662)
Accrued performance participation allocation	(302)

Net asset value	$172,174

Number of outstanding shares	6,245,958

The following table provides a breakdown of our total NAV and NAV per share by class as of April 30, 2021:

$ in thousands, except share data
NAV Per Share	Class N
Net asset value	$172,174
Number of outstanding shares	6,245,958

NAV Per Share as of April 30, 2021	$27.5657

As of April 30, 2021, all outstanding shares of our common stock were Class N shares. We will disclose the NAV per share for each outstanding class of our common stock in future periods once shares of each such class are outstanding.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.6%
Office	6.8%	5.8%
Multifamily	6.0%	5.3%
Industrial	6.1%	5.4%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Healthcare Investment Value	Office Investment Values	Multifamily Investment Values	Industrial Investment Values
Discount Rate	0.25% decrease	2.0%	2.1%	1.9%	2.0%
(weighted average)	0.25% increase	(1.9)%	(2.1)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	2.9%	3.2%	3.1%	3.2%
(weighted average)	0.25% increase	(2.7)%	(2.9)%	(2.8)%	(2.9)%

Status of our Public Offering

We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have not issued and sold any shares of our common stock in the Offering. As of April 30, 2021, our aggregate NAV was $172.2 million. We intend to sell shares in the Offering on a monthly basis.

Exchange of Class N Shares

Effective as of May 14, 2021, the 156,066 Class N shares of our common stock held by our directors and employees of the Adviser and its affiliates were exchanged, for no additional consideration, on a one-for-one basis into Class E shares of our common stock.